SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

FLUENCE ENERGY, INC.

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

34379V103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34379V103

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER

NUMBER OF		18,493,275

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,493,275

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	18,493,275 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	34.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

(1)	Based on 54,143,275 Class A common stock, $0.00001 par value, outstanding as of December 13, 2021, as reported in Fluence Energy, Inc.’s Form 10-K, dated December 14, 2021.

Item 1(a).	Name of Issuer:

Fluence Energy, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4601 Fairfax Drive Suite 600 Arlington VA 22203

Item 2(a).	Name of Person Filing:

Qatar Investment Authority (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

Item 2(c).	Citizenship:

Qatar.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.00001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

34379V103.

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
18,493,275
(b) Percent of class: 34.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

18,493,275

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

18,493,275

(iv) Shared power to dispose or to direct the disposition of

0

The Reporting Person, AES Grid Stability, LLC and Siemens Industry, Inc. (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of such other Stockholders, as of December 31, 2021, such a “group” would be deemed to beneficially own an aggregate of 135,666,665 shares of Class A Common Stock, or 79.2% of the Class A Common Stock of the Issuer, calculated pursuant to Rule 13d-3 of the Exchange Act based on 54,143,275 shares of Class A Common Stock and 117,173,390 shares of Class B Common Stock of the Issuer outstanding as of December 13, 2021, as reported in the Issuer’s Form 10-K, dated December 14, 2021. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications. Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 07, 2022

QATAR INVESTMENT AUTHORITY
By:	/s/ Andrew Watkins
	Name:	Andrew Watkins**
	Title:	Associate General Counsel, Compliance

** Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 02, 2022, and included as Exhibit B hereto.

INDEX TO EXHIBITS

Exhibit No.	Description

A	Item 7 Information
B	Certificate of Incumbency